Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross files updated technical reports
for Tasiast and Paracatu

Toronto, Ontario, March 31, 2014 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today filed an updated technical report for its Tasiast mine in Mauritania. The technical report incorporates updates with respect to the current Tasiast operations as well as comprehensive detailed supplemental disclosure regarding the recently announced feasibility study results for a Tasiast expansion and a resulting updated mineral resource and mineral reserve estimate. The current operations at Tasiast described in the technical report include the existing mine and processing facilities, including a carbon-in-leach CIL plant, dump leach facility, and Adsorption, Desorption and Refining (ADR) plant. The Tasiast expansion scenario contemplates operations based on a processing capacity of 38,000 tonnes per day consisting of a new CIL plant with a primary crusher and SAG mill, and dump leach facilities eventually being phased out but remaining available for lower grade ore if it becomes economically viable.

Today, the Company also filed an updated technical report with respect to the current operations at the Paracatu mine in Brazil, including the mineral resource and mineral reserve estimates as of December 31, 2013 previously announced by news release on February 12, 2014. The current operations at Paracatu described in the technical report include conventional open pit truck-and-shovel mining, and two process plants with extraction of gold using gravity, flotation, and CIL recovery processes.

These technical reports have been prepared pursuant to Canadian Securities Administrators’ National Instrument 43-101, and may be found at www.kinross.com or under the Company’s profile at www.sedar.com.

On March 31, 2014, Kinross concurrently filed its Annual Information Form (“AIF”) in Canada under the Company’s profile on SEDAR at www.sedar.com, and its annual report on Form 40-F (“40-F”) in the U.S. under the Company’s profile on EDGAR at www.sec.gov. The 40-F is largely comprised of the Company’s 2013 annual audited financial statements, management discussion and analysis and the AIF, and is also available on SEDAR under the Kinross profile. All of these Canadian and U.S. regulatory filings are also available on the Company's website at www.kinross.com.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Chile, Ghana, Mauritania, Russia, and the United States. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact
Andrea Mandel-Campbell
Director, Corporate Communications
phone: 647-788-4179
andrea.mandel-campbell@kinross.com

Investor Relations Contact
Tom Elliott
Vice-President, Investor Relations
phone: 416-365-3390
tom.elliott@kinross.com

www.kinross.com